UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prosper Funding LLC
File No. 333-204880-01

Prosper Marketplace, Inc.
File No. 333-204880

CF No. 34002

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      Prosper Funding LLC and Prosper Marketplace, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on July 8, 2016, as amended.

      Based on representations by Prosper Funding LLC and Prosper Marketplace, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 1, 2019
Exhibit 10.2	through July 1, 2019
Exhibit 10.3	through July 1, 2019

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary